Exhibit 99.2

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MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 18, 2026

Reference is made to the circular (the “Circular”) of MINISO Group Holding Limited (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated April 24, 2026. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that all the proposed resolutions submitted for Shareholders’ approval as set out in the AGM Notice were duly passed by the Shareholders by way of poll at the AGM held on June 18, 2026. The poll results in respect of the resolutions proposed at the AGM are as follows:

NUMBER OF VOTES CAST
ORDINARY RESOLUTIONS		AND PERCENTAGE (%)

		FOR	AGAINST
1.	To receive and adopt the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025 and the reports of the directors and auditor thereon.	949,331,185 (99.990660%)	88,680 (0.009340%)

2.	(A) To re-elect the following Directors:

	(i) To re-elect Ms. Xu Lili as an independent non-executive Director; and	931,363,019 (98.098056%)	18,057,446 (1.901944%)

	(ii) To re-elect Mr. Zhu Yonghua as an independent non-executive Director.	942,284,069 (99.248342%)	7,136,396 (0.751658%)

	(B) To authorise the Board to fix the remuneration of the Directors.	949,345,988 (99.992156%)	74,477 (0.007844%)

NUMBER OF VOTES CAST
ORDINARY RESOLUTIONS			AND PERCENTAGE (%)
			FOR	AGAINST
3.	To re-appoint Ernst & Young and Ernst & Young Hua Ming LLP as the auditors of the Company and authorise the Board to fix their remuneration for the year ending December 31, 2026.		949,417,465 (99.999684%)	3,000 (0.000316%)
4.	(A)	To grant a general mandate to the Directors to allot, issue and/or otherwise deal with additional shares (including any sale or transfer of treasury shares out of the treasury) not exceeding 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing this resolution.	876,094,666 (92.276783%)	73,325,799 (7.723217%)
	(B)	To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing this resolution.	949,302,102 (99.987533%)	118,363 (0.012467%)
	(C)	To grant a specific mandate to the Directors to allot and issue the Upper Strike Shares to the Call Spread Counterparties in accordance with the terms and conditions of the Upper Strike Warrant.	949,417,465 (99.999684%)	3,000 (0.000316%)
	(D)	Conditional upon the passing of the ordinary resolutions numbered 4(A) and 4(B), to extend the authority given to the Directors pursuant to ordinary resolution numbered 4(A) to issue shares by adding to the number of shares of the Company which may be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares repurchased under ordinary resolution numbered 4(B).	871,555,454 (91.798680%)	77,865,011 (8.201320%)

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 4, such resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the AGM, the number of issued Shares was 1,238,960,393 Shares.

(c)	There was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions at the AGM was 1,229,954,797 Shares, after excluding 9,005,596 repurchased Shares pending cancellation, as at the date of the Share Record Date.

(e)	The Company’s share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(f)	All Directors, namely Mr. YE Guofu, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping, have attended the AGM.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, June 18, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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